Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Baker Hughes, a GE company (formerly Bear Newco, Inc.) of our report dated March 16, 2017, with respect to the combined statement of financial position of GE Oil & Gas (a business within General Electric Company) as of December 31, 2016 and 2015, and the related combined statements of earnings, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-2126991), of Bear Newco, Inc. dated May 25, 2017.

/s/ KPMG S.p.A
Certified Public Accountants
Florence, Italy
July 3, 2017